UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          JETBORNE INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.1 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   477144 20 8
                                   -----------
                                 (CUSIP Number)

                               Steven J. Glusband
                            Carter, Ledyard & Milburn
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                     August 18, 1997 and September 15, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.





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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 477144208

1 NAME OF REPORTING PERSON: RADA ELECTRONIC INDUSTRIES LIMITED. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): None

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:               (a) [ ]
                                                                     (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS: OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION:  Israel

     NUMBER OF    7    SOLE VOTING POWER:  1,747,393 shares of Common Stock
      SHARES
   BENEFICIALLY   8    SHARED VOTING POWER:  -0-
     OWNED BY
       EACH       9    SOLE DISPOSITIVE POWER:  1,747,393 shares of Common Stock
     REPORTING
    PERSON WITH   10   SHARED DISPOSITIVE POWER:  -0-


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:  1,747,393 shares of Common Stock

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 74.99%

14   TYPE OF REPORTING PERSON:  CO










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     This  Statement is being filed to report two  purchases by Rada  Electronic
Industries Limited of (i) 1,141,630 shares of common stock of Jetborne International, Inc. on August 18, 1997, and (ii) 605,763 shares of common stock of Jetborne International, Inc. from Bodstray Company Ltd. ("Bodstray"), a Hong Kong corporation and the then principal shareholder of Jetborne International, Inc., on September 15, 1997. Both share purchases were made in private transactions and the number of shares reflected a one (1) for ten (10) reverse stock split effective September 30, 1997.

Item 1.  Security and Issuer.

     The class of equity securities to which this Statement relates is the class of shares of common stock, par value $0.1 per share of Jetborne International, Inc., reflecting a one (1) for ten (10) reverse stock split effective September 30, 1997 (the "Common Stock").

     The issuer of the Common Stock is Jetborne International, Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 4010 Northwest 36th Avenue, Miami, Florida 33142.

Item 2.  Identity and Background.

     This Statement is being filed by Rada Electronic Industries limited, an Israeli corporation ("Rada"). Rada's principal business is (i) the development, manufacture, marketing and sale of aerospace, naval and ground electronic equipment both for commercial and military use; and (ii) the distribution and sale of electronic components, personal computers and aircraft parts. Rada has subsidiaries in Israel and the United States.



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     The address of the principal  offices of Rada, and the business  address of its executive officers listed below, is 12 Medinat Hayehudim Street, Hertzliya Pituach 46120, Israel.

     The following is information concerning each executive officer and director of Rada:

1.    Name:  Yair Grinberg

      Position with Rada:  Chairman of the Board

      Present Principal Occupation:  Same

      Residence Address:  3 Kashani Street, Ramat Aviv, Israel

      Citizenship:  Israeli

2.    Name:  Haim Nissenson

      Position with Rada:  President and Chief Executive Officer

      Present Principal Occupation:  Same

      Residence Address:  11 Yehuda Maccabi Street, Hertzliya, Israel

      Citizenship:  Israeli

3.    Name:   Herzel Bodinger

      Position with Rada:   President, Rada Electronic Industries, Inc.

      Present Principal Occupation:    Same. Rada Electronic Industries, Inc. is
                                       a wholly owned subsidiary of Rada
                                       incorporated in Delaware and engaged in
                                       international marketing activities, whose principal business address is 80 Express
                                       Street, Plainview, NY 11803.

      Residence Address:  31 Aya Street, Ramat Hasharon, Israel 47226

      Citizenship:  Israeli








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



4.    Name:  Meir Hermel

      Position with Rada:  Chief Financial Officer

      Present Principal Occupation:  Same

      Residence Address:   65 Hailanot Street, Hertzliya, Israel

      Citizenship:  Israeli

5.    Name:  Meir Shariv

      Position with Rada:  Marketing Coordinator and Director

      Present Principal Occupation:  Same

      Residence Address:  10 Bar-Ilan Street, Holon, Israel 58447

      Citizenship:  Israeli

6.    Name:  Hadas Barnoy Tsror

      Position with Rada:  Corporate Secretary and Legal Advisor

      Present Principal Occupation:  Same

      Residence Address:  26 Sharet Street, Tel Aviv, Israel 62092

      Citizenship:  Israeli

7.    Name:  Itzhak Almog

      Position with Rada:  Director

      Present Principal Occupation:    Chief Executive  Officer of  Powercom
                                       Control Ltd., an Israeli company engaged in the development and sale of communi-cations and control software for the International energy market, whose prin-cipal business address is 11 Ben Gurion
                                       Street, Givat Shmuel, Israel 54017.

      Residence Address:  7/A Moledet Street, Hod Hasharon, Israel 45341

      Citizenship:  Israeli

8.   Name:  Adrian Berg

     Position with Rada:  Director

     Present Principal Occupation:    Chartered Accountant and Senior Partner at
                                      Alexander & Co., a U.K. Chartered
                                      Accountants firm, whose principal business
                                      Address is 17 St. Ann's Square,
                                      Manchester, England, M2 7PW, U.K.

     Residence Address:  26 Cherington Road, Cheadle Cheshire, England, SK81LN,
                         U.K.

     Citizenship:  British

9.   Name:  Eles Dobronsky

     Position with Rada:  Director

     Present Principal Occupations:   Advocate and Senior Partner at the Israeli
                                      law firm, Dobronsky and Giora, whose prin-cipal business address is 68 Iben Gabirol
                                      Street, Tel Aviv, Israel; Chairman of the
                                      Board, acting Chief Executive Officer and
                                      Chief Financial  Officer  of the Issuer
                                      (see above).

     Residence Address:  44 Rav Fridman Street, Tel Aviv, Israel

     Citizenship:  Israeli

10.  Name:  Eitan Gurel

     Position with Rada:   Director

     Present Principal Occupation:   Independent Economic and Financial
                                     Consultant, whose principal business
                                     address is 63 Iben Gabirol Street,
                                     Tel Aviv, Israel.

     Residence Address:  55 Dan Street, Kochav Yair, Israel

     Citizenship:  Israeli








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11.   Name:   David Kenig

      Position with Rada:  Director

      Present Principal Occupation:    Independent Consultant and Software
                                       Developer; Chief Executive Officer of
                                       Crossnet, Inc., a U.S. corporation
                                       engaged in computers' communication and
                                       software development, whose principal
                                       business address is 576 5th Avenue, Suite
                                       1103, New York, New York 10036.


      Residence Address:  33 Shazar Street, Hertzliya Pituach, Israel

      Citizenship:  Israeli

12.   Name:   Shai Kuttner

      Position with Rada:   Director

      Present Principal  Occupation:   Lawyer and  Managing Partner in the Dutch
                                       law firm, Brada, Kuttner and Gazit,
                                       Advocates, whose principal business
                                       address is Koningslaan 14 1075 AC
                                       Amsterdam, the Netherlands; and Partner in the Israeli branch of the firm, whose principal business address is 1 David
                                       Ha'Melech Street, Tel Aviv, Israel.

      Residence Address:  4/A Har Nevo Street, Ramat Hasharon, Israel 47225

      Citizenship:  Israeli

13.   Name:   Israel Singer

      Position with Rada:   Director

      Present Principal Occupation:  Principal of the Blich High School, located in 22 Givati Street, Ramat Gan, Israel.

      Residence Address:  63 Ben-Eliezer Street, Ramat Gan, Israel

      Citizenship:  Israeli





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     During the past five  years,  none of Rada,  or (to the best  knowledge  of
Rada) any of the persons listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of such proceeding it, he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state, or Israeli, securities laws, or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

     On August 18, 1997, Rada entered into a Capital Stock for Inventory Purchase Agreement with the Issuer (the "Stock-Inventory Agreement"), pursuant to which Rada acquired 1,141,630 shares of Common Stock of the Issuer. The 1,141,630 shares of Common Stock, representing 49% of the Issuer's issued and outstanding shares of Common Stock, were acquired in consideration of the full satisfaction of an outstanding debt of approximately $2.7 million due to Rada's wholly owned subsidiary, Adar Active Technologies B.V. ("Adar"). The debt arose from the Issuer's purchase of certain aircraft parts inventory (the "Inventory") from Adar in December 1996. The Inventory was held by Adar since 1996 and its purchase was funded from its working capital. The basis of the calculation utilized for the purpose of acquiring the 49% interest was the book value of the Issuer, for which Rada obtained an independent evaluation, and an appraisal of the Inventory. The Stock-Inventory Agreement provided that 1,141,630 shares of Common Stock would be issued to Rada within 180 days from the execution date of the Stock-Inventory Agreement and was conditioned upon the full satisfaction or waiver of certain

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conditions. On October 1, 1997, the Issuer issued the 1,141,630 shares of Common
Stock to Rada. The Stock-Inventory Agreement is being filed herewith as Exhibit 1 to this Statement and is incorporated herein by reference.

     On September 15, 1997, Rada entered into a Capital Stock Purchase and Sale Agreement (the "Exchange Agreement") with Bodstray, the then principal shareholder of the Issuer, whereby Rada acquired 605,763 shares of Common Stock, representing 26% of the Issuer's issued and outstanding shares of Common Stock, in exchange for 700,000 Ordinary Shares, par value NIS .002 per share of Rada (the "Ordinary Shares"), representing approximately 5.3% of the issued and outstanding Ordinary Shares of Rada.

     On September 30, 1997, Bodstray transferred the 605,763 shares of Common Stock to Rada. To date, Rada has not yet issued the 700,000 Ordinary Shares to Bodstray and it is anticipated that such issuance will take place by the end of November 1997. The Stock Exchange Agreement is being filed herewith as Exhibit 2 to this Statement and is incorporated herein by reference.

     As a result of the two foregoing transactions, Rada owns approximately 75% of the Issuer's issued and outstanding shares of Common Stock with the public holding the remaining approximately 25%.

Item 4.  Purpose of Transaction.

     The first purchase of 1,141,630 shares of Common Stock from the Issuer was made by Rada in order to settle the outstanding debt of $2.7 million of the Issuer, while the second purchase of 605,763 shares of Common Stock from Bodstray was made for the purpose of

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acquiring  a  controlling  interest  in the  Issuer.  As  part  of its  business strategy, Rada has begun to focus on providing testing services for the commercial aviation industry via the establishment of maintenance centers. Such maintenance centers will utilize Rada's CATS tester which is capable of verifying within a short period of time whether a computer and avionic component removed from an aircraft is serviceable or requires repair. Rada opened its first maintenance center at Beijing International Airport in China in 1997 and is scheduled to open two additional maintenance centers at Miami and Los Angeles International Airports in the fourth quarter of 1997 and the third quarter of 1998, respectively. The establishment and operation of the maintenance centers in the United States will be conducted through a joint venture company, New Reef Holdings Ltd., in which Rada currently holds a 25% interest.

     Because of synergies between maintenance operations and the distribution and sale of spare parts, the management of Rada decided to renew its involvement in the commercial aviation spare parts business through the purchase of a controlling interest in the Issuer, which is an aircraft spare parts provider based in Miami, Florida. Rada's management believes that the controlling interest in the Issuer will enable Rada to combine its testing and repair capabilities, which will be provided by the maintenance centers in the United States, with the supply and replacement of avionics and other spare parts activities of the Issuer.

     Pursuant to the Stock-Inventory Agreement, Rada and the Issuer agreed to negotiate, following the consummation of the purchase of the 1,141,630 shares of Common Stock, an agreement pertaining to the participation of Rada in the management of the Issuer. Rada intends to appoint three (3) persons to serve on the Board of Directors of the Issuer. Mr. Eles Dobronsky, a director of Rada, has served as the appointee of a former group of shareholders of

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the Issuer as Chairman of the Board since May 1991. Mr.  Dobronsky has served as acting Chief Executive Officer and Chief Financial Officer of the Issuer since March 1997. It is anticipated that Mr. Dobronsky will continue to serve as a director of the Issuer and that the Issuer will appoint other persons to serve as Chairman, Chief Executive Officer and Chief Financial Officer. The Board of Directors of the Issuer currently consists of five (5) directors.

     Effective September 30, 1997, the Issuer completed a one (1) for ten (10) reverse stock split. Immediately after the reverse stock split, the Issuer had authorized capital of 14,000,000 shares of Common Stock with 1,188,228 shares of Common Stock issued and outstanding. Subsequent to the issuance of 1,141,630 shares of Common Stock to Rada on October 1, 1997, the Issuer had 2,329,858 issued and outstanding shares of Common Stock.

     Apart from the foregoing, none of Rada, or (to the best knowledge of Rada) any person named in Item 2 of this Statement (in his or her capacity as a director or executive officer of Rada) has any plans or proposals which relates to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any changes in the Issuer's Certificate of
Incorporation or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of



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equity   securities  of  the  Issuer   becoming   eligible  for  termination  of
registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of the foregoing.

Item 5.  Interest in Securities of the Issuer.

     (a) and (b) Rada is the beneficial owner of 1,747,393 shares of Common Stock representing approximately 75% of the currently outstanding and issued shares of Common Stock. Rada has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of all such 1,747,393 shares of Common Stock.

     To the best knowledge of Rada, none of its directors or executive officers is the beneficial owner of any interest in the Issuer, except that on December 20, 1996, the Board of Directors of the Issuer approved the issuance to Eles Dobronsky of warrants (the "Warrants") to purchase up to 285,174 shares of Common Stock, representing 24% of the then issued and outstanding shares of Common Stock of the Issuer. The warrants were granted in connection with Mr. Dobronsky's services as Chairman of the Board of the Issuer since May 1991.

     The Warrants are exercisable at $0.842 per share for a period of five (5) years beginning July 1, 1996 and will expire on June 30, 2001. None of the Warrants have been exercised to date.

     (c) Apart from the acquisitions of 1,141,630 shares of Common Stock from the Issuer on August 18, 1997 and of 605,763 shares of Common Stock from Bodstray on September 15, 1997 in private transactions, and the acquisition by Eles Dobronsky of the Warrants as noted in Item 5 (a) and (b) above, none of Rada, or (to the best knowledge of Rada) any of its directors and executive officers listed in Item 2 of this Statement has effected any transactions in the shares of Common Stock of the Issuer during the past sixty days.



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     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1:        Capital  Stock for  Inventory  Purchase  Agreement
                           dated  August  18,  1997   between  Rada   Electronic
                           Industries Limited and Jetborne International, Inc.

         Exhibit 2: Capital Stock Purchase and Sale Agreement dated September 15, 1997 between Bodstray Company Ltd. and Rada Electronic Industries Limited.



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                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date: October 27, 1997


                                        RADA ELECTRONIC INDUSTRIES LIMITED


                                        By: /s/Haim Nissenson
                                           ------------------
                                           Haim Nissenson
                                           President and Chief Executive Officer
















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                                  EXHIBIT INDEX




 Exhibit 1:       Capital  Stock for  Inventory  Purchase  Agreement
                  dated  August  18,  1997   between  Rada   Electronic
                  Industries Limited and Jetborne International, Inc.

 Exhibit 2:       Capital Stock Purchase and Sale Agreement dated
                  September 15, 1997 between Bodstray Company Ltd. and Rada Electronic Industries Limited.